Filed by The McClatchy Company Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Knight-Ridder, Inc.

Commission File No.: 001-07553

This filing consists of an investor slide presentation posted on The McClatchy Company’s website on March 13, 2006.

McClatchy McClatchy Acquisition of Knight Ridder Acquisition of Knight Ridder Investor Presentation Investor Presentation

Outline
Outline
Opening Remarks
Opening Remarks
Rationale for Acquisition
Rationale for Acquisition
Overview of Knight Ridder
Overview of Knight Ridder
McClatchy’s Portfolio Strategy
McClatchy’s Portfolio Strategy
Combination Efficiencies
Combination Efficiencies
Financial Impact
Financial Impact
Summary
Summary
Q&A
Q&A

Forward-looking Information
Forward-looking Information
Statements in this presentation regarding the proposed transaction between
McClatchy and Knight Ridder, the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the transaction, divestiture plan, future opportunities for the combined company and any other statements about McClatchy or Knight Ridder managements’ future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of
1995. Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,”
estimates and similar expressions) should also be considered to be forward-looking statements.  There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including:  the ability to consummate the transaction, the ability of McClatchy to successfully integrate Knight Ridder’s operations and employees; the ability to realize anticipated synergies and cost savings; and the other factors described in McClatchy’s and Knight Ridder’s separate Annual
Reports on Form 10-K for the year ended December 25, 2005.  McClatchy and
Knight Ridder
disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this document.

Opening Remarks
Opening Remarks
Gary Pruitt
Gary Pruitt
Chairman, President and
Chairman, President and
CEO, McClatchy
CEO, McClatchy
Once in a lifetime acquisition opportunity
Adds 18 of country’s premium markets
to our portfolio
Exit 11 non-core markets
Companies are a great fit
Culture
Mission
Geography
Financially attractive for all shareholders
Sustain and advance journalism values

Rationale for Acquisition
Rationale for Acquisition
Unique opportunity to acquire 20 newspapers in
Unique opportunity to acquire 20 newspapers in
highly attractive markets
highly attractive markets
Divest 12 papers that do not fit our strict criteria
Divest 12 papers that do not fit our strict criteria
Capitalize on operational upside and cost synergies
Capitalize on operational upside and cost synergies
Financially attractive transaction
Financially attractive transaction
Accretive to free cash flow per share (mid-teens percent)
Accretive to free cash flow per share (mid-teens percent)
Moderately dilutive to GAAP EPS (mid-single digit percent)
Moderately dilutive to GAAP EPS (mid-single digit percent)
Investment grade profile
Investment grade profile
Creates leveraged-equity returns for shareholders
Creates leveraged-equity returns for shareholders
Opportunity to do more of what McClatchy does best
Opportunity to do more of what McClatchy does best
Grow print and online
Grow print and online
Acquire, integrate and improve newspapers
Acquire, integrate and improve newspapers

We Believe in the Future of
We Believe in the Future of
Newspapers
Newspapers
Print and online reach growing in virtually every
Print and online reach growing in virtually every
market
market
In November 2005, 1/3 of domestic internet users visited
In November 2005, 1/3 of domestic internet users visited
newspaper websites
newspaper websites
Newspapers widely read
Newspapers widely read
Reach approximately 70% of U.S. adults in any 5-day week
Reach approximately 70% of U.S. adults in any 5-day week
Reach approximately 60% of U.S. adults in top 50 markets on
Reach approximately 60% of U.S. adults in top 50 markets on
any given Sunday
any given Sunday
Local newspapers provide unique content to readers
Local newspapers provide unique content to readers
and a unique audience to our advertisers
and a unique audience to our advertisers
Almost $40 billion spent in newspapers
Almost $40 billion spent in newspapers
Almost 40% share of total advertising
Almost 40% share of total advertising

Audience Reach
Audience Reach
Read Sunday newspaper
Read Sunday newspaper
Viewed 2006 Super Bowl
Viewed 2006 Super Bowl
Source: Source: Scarborough Scarborough Research, Research, MediaMarket MediaMarket Research, Research, Nielsen Nielsen Media Media Research. Research.
124,100
124,100
90,700
90,700
Total
Total
Adults
Adults
(#’s in 000s)
(#’s in 000s)
55.9%
55.9%
40.8%
40.8%
% of
% of
Total
Total

32 daily newspapers in 29 markets
32 daily newspapers in 29 markets
Daily circulation of 3.1 million
Daily circulation of 3.1 million
Sunday circulation of 4.1 million
Sunday circulation of 4.1 million
51 community newspapers
51 community newspapers
14 free distribution newspapers
14 free distribution newspapers
Attractive internet assets
Attractive internet assets
Revenue of $3.1 billion; Pro Forma EBITDA of
Revenue of $3.1 billion; Pro Forma EBITDA of
$638 million
$638 million
(1) (1)
18,500 employees
18,500 employees
84 Pulitzer Prizes
84 Pulitzer Prizes
Overview of Knight Ridder
Overview of Knight Ridder
(1) Pro forma for the acquisition of The
(1) Pro forma for the acquisition of The
The
(Boise) Idaho Statesman, The
(Boise) Idaho Statesman, The
Idaho Statesman, The
, The
The
(Olympia, WA) Olympian
(Olympia, WA) Olympian
Olympian
and The Bellingham
and The Bellingham
The Bellingham
(WA) Herald
(WA) Herald
Herald
and the sale of interests in the Detroit Free Press
and the sale of interests in the Detroit Free Press
Detroit Free Press
and The Tallahassee Democrat.
and The Tallahassee Democrat.
The Tallahassee Democrat.
.

Knight Ridder’s Newspapers
Knight Ridder’s Newspapers
Wichita, KS
The Wichita Eagle
Kansas City, MO
The Kansas City Star
The Olathe Daily News
Bradenton, FL
The Bradenton Herald
Aberdeen, SD
American News
Fort Worth, TX
Fort Worth Star-Telegram
San Jose, CA
San Jose Mercury News
Akron, OH
Beacon Journal
Grand Forks, ND
Grand Forks Herald
Miami, FL
The Miami Herald
el Nuevo Herald
Duluth, MN
Duluth News Tribune
Columbus, GA
Ledger-Enquirer
Biloxi, MS
Sun Herald
St. Paul, MN
St. Paul Pioneer Press
Charlotte, NC
The Charlotte Observer
Belleville, IL
News-Democrat
Columbia, SC
The State
Myrtle Beach, SC
The Sun News
Fort Wayne, IN
The News-Sentinel
Contra Costa, CA
Contra Costa Times
Monterey, CA
The Monterey
County Herald
San Luis Obispo, CA
The Tribune
State College, PA
Centre Daily Times
Wilkes-Barre, PA
The Times Leader
Philadelphia, PA
The Philadelphia Inquirer
Philadelphia Daily News
Macon, GA
The Macon Telegraph
Lexington, KY
Lexington Herald-Leader
Boise, ID
The Idaho Statesman
Olympia, WA
The Olympian
Bellingham, WA
The Bellingham Herald

10 Large Investment Portfolio Large Investment Portfolio Off balance sheet assets conservatively Off balance sheet assets conservatively valued at $500 million valued at $500 million

Knight Ridder
Knight Ridder
Internet Investments
Internet Investments
33.3% CareerBuilder
33.3% CareerBuilder
100% Real Cities Network
100% Real Cities Network
21.5% Classified Ventures
21.5% Classified Ventures

Knight Ridder
Knight Ridder
Other Investments
Other Investments
49.5% Seattle Times Company
49.5% Seattle Times Company
33.3% SP Newsprint
33.3% SP Newsprint
13.5% Ponderay Newsprint
13.5% Ponderay Newsprint

This Acquisition Meets Our
This Acquisition Meets Our
Core Objectives
Core Objectives
Growth markets
Growth markets
Quality newspapers
Quality newspapers
Newspaper growth opportunities
Newspaper growth opportunities
Cash flow positive
Cash flow positive
Earnings accretive within reasonable
Earnings accretive within reasonable
amount of time
amount of time
IRR greater than our cost of capital
IRR greater than our cost of capital

Minneapolis Star Tribune
Minneapolis Star Tribune
(MN)
(MN)
Sacramento
Sacramento
Bee
Bee
(CA)
(CA)
Raleigh News & Observer
Raleigh News & Observer
(NC)
(NC)
Fresno
Fresno
Bee
Bee
(CA)
(CA)
Tacoma
Tacoma
News Tribune
News Tribune
(WA)
(WA)
Modesto
Modesto
Bee
Bee
(CA)
(CA)
Anchorage Daily News
Anchorage Daily News
(AK)
(AK)
McClatchy’s Successful
McClatchy’s Successful
Integration Track Record
Integration Track Record
Top Papers -
Top Papers -
Current
Current
Daily Circulation
Daily Circulation
378,646
378,646
290,553
290,553
166,774
166,774
157,135
157,135
123,217
123,217
82,845
82,845
67,417
67,417
Note: Yellow indicates acquired papers. Note: Yellow indicates acquired papers.
Source: ABC Report, September 2005. Source: ABC Report, September 2005.

Daily Circulation
Daily Circulation
378,646
378,646
295,343
295,343
290,553
290,553
261,924
261,924
224,017
224,017
218,960
218,960
166,774
166,774
157,135
157,135
123,217
123,217
112,828
112,828
McClatchy’s Largest Papers
McClatchy’s Largest Papers
Minneapolis
Minneapolis
Star Tribune
Star Tribune
(MN)
(MN)
Miami Herald
Miami Herald
(FL)
(FL)
Sacramento Bee
Sacramento Bee
(CA)
(CA)
Kansas City Star
Kansas City Star
(MO)
(MO)
Fort Worth Star-Telegram
Fort Worth Star-Telegram
(TX)
(TX)
Charlotte
Charlotte
Observer
Observer
(NC)
(NC)
Raleigh News & Observer
Raleigh News & Observer
(NC)
(NC)
Fresno
Fresno
Bee
Bee
(CA)
(CA)
Tacoma
Tacoma
News Tribune
News Tribune
(WA)
(WA)
Columbia State
Columbia State
(SC)
(SC)
Pro Forma
Pro Forma
Note: Yellow indicates acquired Knight Ridder
Note: Yellow indicates acquired Knight Ridder
Ridder papers. papers.
Source: ABC Report, September 2005. Source: ABC Report, September 2005.

McClatchy/Knight Ridder
McClatchy/Knight Ridder
2005 Comparison
2005 Comparison
Revenues
Revenues
OCF
OCF
(1) (1)
($ in millions, circ in 000s) ($ in millions, circ in 000s)
Margin
Margin
(1) (1) Equals Equals operating operating income income plus plus depreciation depreciation and and amortization. amortization. Before Before corporate corporate expenses. expenses.
(2) (2) Knight Knight Ridder Ridder revenues revenues adjusted adjusted for for circulation circulation expense expense for for comparability comparability to to McClatchy. McClatchy.
2004-2009
2004-2009
HH Growth
HH Growth
Avg Circ
Avg Circ
Knight Ridder
Knight Ridder
(2) (2)
$2,876
$2,876
718
718
24.9%
24.9%
107
107
8.2%
8.2%
McClatchy
McClatchy
1,186
1,186
360
360
30.4%
30.4%
11.9%
11.9%
117
117

Integration Strategy
Integration Strategy
Focus on growth by individual market
Focus on growth by individual market
Divest assets in markets with slower
Divest assets in markets with slower
growth
growth
Proceeds used to reduce leverage
Proceeds used to reduce leverage
Create larger “McClatchy-plus”
Create larger “McClatchy-plus”
portfolio
portfolio

Aberdeen American News (SD)
Akron Beacon Journal (OH)
Contra Costa Times (CA)
Duluth News Tribune (MN)
Fort Wayne News-Sentinel (IN)
Grand Forks Herald (ND)
Monterey Herald (CA)
Philadelphia Daily News (PA)
Philadelphia Inquirer (PA)
San Jose Mercury News (CA)
St. Paul Pioneer Press (MN)
Wilkes-Barre Times Leader (PA)
Anticipated Divestiture Plan
Anticipated Divestiture Plan
Belleville News-Democrat (IL)
Bellingham Herald (WA)
Biloxi Sun Herald (MS)
Boise Statesman (ID)
Bradenton Herald (FL)
Charlotte Observer (NC)
Columbia State (SC)
Columbus Ledger-Enquirer (GA)
El Nuevo Herald (FL)
Fort Worth Star-Telegram (TX)
Kansas City Star (MO)
Lexington Herald - Leader (KY)
Macon Telegraph (GA)
Miami Herald (FL)
Myrtle Beach Sun News (SC)
Olathe News (KS)
Olympia Olympian (WA)
San Luis Obispo Tribune (CA)
State College Centre Daily Times (PA)
Wichita Eagle (KS)
Source: Strategic Resources Corporation (SRC), 2005. Source: Strategic Resources Corporation (SRC), 2005.
Papers to be Retained
2004-2009 Household Growth = 11.1%
Papers to be Divested
2004-2009 Household Growth = 4.8%

McClatchy/Knight Ridder
McClatchy/Knight Ridder
2005 Comparison
2005 Comparison
Revenues
Revenues
OCF
OCF
(1) (1)
($ in millions, circ in 000s) ($ in millions, circ in 000s)
Margin
Margin
2004-2009
2004-2009
HH Growth
HH Growth
Avg Circ
Avg Circ
Knight Ridder
Knight Ridder
(2) (2)
$2,876
$2,876
718
718
24.9%
24.9%
107
107
8.2%
8.2%
McClatchy
McClatchy
1,186
1,186
360
360
30.4%
30.4%
11.9%
11.9%
117
117
Divest
Divest
(2) (2)
1,230
1,230
219
219
17.8%
17.8%
4.8%
4.8%
126
126
(1) (1) Equals Equals operating operating income income plus plus depreciation depreciation and and amortization. amortization. Before Before corporate corporate expenses. expenses.
(2) Knight Ridder
(2) Knight Ridder
Ridder revenues adjusted for circulation expense for comparability to McClatchy.
revenues adjusted for circulation expense for comparability to McClatchy.
McClatchy.

Knight Ridder Papers Retained
Knight Ridder Papers Retained
Kansas City, MO
The Kansas City Star
The Olathe Daily News
Bradenton, FL
The Bradenton Herald
Fort Worth, TX
Fort Worth Star-Telegram
Columbus, GA
Ledger-Enquirer
Biloxi, MS
Sun Herald
Charlotte, NC
The Charlotte Observer
Columbia, SC
The State
Myrtle Beach, SC
The Sun News
San Luis Obispo, CA
The Tribune
Macon, GA
The Macon Telegraph
Lexington, KY
Lexington Herald-Leader
Boise, ID
The Idaho Statesman
Bellingham, WA
The Bellingham Herald
Olympia, WA
The Olympian
Miami, FL
The Miami Herald
el Nuevo Herald
Wichita, KS
The Wichita Eagle
Belleville, IL
News-Democrat
State College, PA
Centre Daily Times

McClatchy/Knight Ridder
McClatchy/Knight Ridder
2005 Comparison
2005 Comparison
Revenues
Revenues
OCF
OCF
(1) (1)
($ in millions, circ in 000s) ($ in millions, circ in 000s)
Margin
Margin
2004-2009
2004-2009
HH Growth
HH Growth
Avg Circ
Avg Circ
Knight Ridder
Knight Ridder
(2) (2)
$2,876
$2,876
718
718
24.9%
24.9%
107
107
8.2%
8.2%
McClatchy
McClatchy
1,186
1,186
360
360
30.4%
30.4%
11.9%
11.9%
117
117
Retain
Retain
(2) (2)
1,646
1,646
499
499
30.3%
30.3%
11.1%
11.1%
96
96
Divest
Divest
(2) (2)
1,230
1,230
219
219
17.8%
17.8%
4.8%
4.8%
126
126
(1) (1) Equals Equals operating operating income income plus plus depreciation depreciation and and amortization. amortization. Before Before corporate corporate expenses. expenses.
(2)
(2)
2) Knight Knight Ridder Ridder revenues revenues adjusted adjusted for for circulation circulation expense expense for for comparability comparability to to McClatchy. McClatchy.

Combined Newspapers
Combined Newspapers
Kansas City, MO
Kansas City Star
Olathe Daily News
Tacoma, WA
The News Tribune
Kennewick WA
Tri-City Herald
Boise, ID
The Idaho Statesman
Minneapolis, MN
Star Tribune
Beaufort, SC
Beaufort Gazette
Bluffton, SC
Island Packet
Raleigh, NC
News & Observer
Charlotte, NC
Charlotte Observer
Myrtle Beach, SC
The Sun News
Macon, GA
The Telegraph
Lexington, KY
Lexington Herald Leader
Columbia, SC
The State
Columbus, GA
Columbus Ledger-Enquirer
Fort Worth, TX
Fort Worth Star-Telegram
Biloxi, MS
The Sun Herald
Bradenton, FL
Bradenton Herald
Fresno, CA
Fresno Bee
San Luis Obispo, CA
The Tribune
Olympia, WA
The Olympian
Merced, CA
Merced Sun-Star
Sacramento, CA
Sacramento Bee
Modesto, CA
Modesto Bee
Bellingham, WA
The Bellingham Herald
Rock Hill, SC
The Herald
Anchorage, AK
Daily News
Miami, FL
The Miami Herald
el Nuevo Herald
Wichita KS
The Wichita Eagle
State College, PA
Centre Daily Times
Belleville, IL
News-Democrat

McClatchy/Knight Ridder
McClatchy/Knight Ridder
2005 Comparison
2005 Comparison
Revenues
Revenues
OCF
OCF
(1) (1)
($ in millions, circ in 000s) ($ in millions, circ in 000s)
Margin
Margin
2004-2009
2004-2009
HH Growth
HH Growth
Avg Circ
Avg Circ
Knight Ridder
Knight Ridder
(2) (2)
$2,876
$2,876
718
718
24.9%
24.9%
107
107
8.2%
8.2%
McClatchy
McClatchy
1,186
1,186
360
360
30.4%
30.4%
11.9%
11.9%
117
117
Retain
Retain
(2) (2)
1,646
1,646
499
499
30.3%
30.3%
11.1%
11.1%
96
96
Combined
Combined
104
104
2,832
2,832
859
859
30.3%
30.3%
11.4%
11.4%
Divest
Divest
(2) (2)
1,230
1,230
219
219
17.8%
17.8%
4.8%
4.8%
126
126
(1) (1) Equals Equals operating operating income income plus plus depreciation depreciation and and amortization. amortization. Before Before corporate corporate expenses. expenses.
(2)
(2)
2) Knight Knight Ridder Ridder revenues revenues adjusted adjusted for for circulation circulation expense expense for for comparability comparability to to McClatchy. McClatchy.

Pro Forma for Divestitures
Pro Forma for Divestitures
Gannett
Gannett
McClatchy/Knight Ridder
McClatchy/Knight Ridder
Tribune
Tribune
Dow Jones
Dow Jones
Newhouse
Newhouse
New York Times
New York Times
Media News
Media News
Lee
Lee
Hearst
Hearst
E.W. Scripps
E.W. Scripps
7,251,590
7,251,590
3,248,889
3,248,889
2,697,014
2,697,014
2,514,717
2,514,717
2,362,802
2,362,802
2,218,057
2,218,057
1,894,221
1,894,221
1,604,871
1,604,871
1,452,422
1,452,422
1,317,436
1,317,436
1.
1.
2.
2.
3.
3.
4.
4.
5.
5.
6.
6.
7.
7.
8.
8.
9.
9.
10.
10.
Top U.S. Newspaper Companies by
Top U.S. Newspaper Companies by
Daily Circulation
Daily Circulation
Source: ABC Report, September 2005. Source: ABC Report, September 2005.

Pro Forma McClatchy
Pro Forma McClatchy
32 daily newspapers
32 daily newspapers
Approximately 50 non-daily / community titles
Approximately 50 non-daily / community titles
2nd largest newspaper group based on daily
2nd largest newspaper group based on daily
circulation
circulation
Combined 2005 Revenue: $2,832 million
Combined 2005 Revenue: $2,832 million
Combined 2005 EBITDA: $754 million before
Combined 2005 EBITDA: $754 million before
cost synergies
cost synergies
Approximately 20,000 employees
Approximately 20,000 employees

Combination Efficiencies
Combination Efficiencies
Cost reduction in excess of $60 million annually
Cost reduction in excess of $60 million annually
Corporate downsizing
Corporate downsizing
Internet opportunities
Internet opportunities
Newspaper efficiencies
Newspaper efficiencies
Avoid newspaper layoffs
Avoid newspaper layoffs
Sustain news quality
Sustain news quality
Revenue opportunities -
Revenue opportunities -
not reflected in
not reflected in
synergies above
synergies above

Transaction Summary
Transaction Summary
Consideration
Consideration
Total Consideration
Total Consideration
to Shareholders
to Shareholders
$67.25 in total value per share
$67.25 in total value per share
$40.00 in cash
$40.00 in cash
.5118 fraction of a Class A
.5118 fraction of a Class A
McClatchy share
McClatchy share
34.3 million new Class A
34.3 million new Class A
McClatchy shares (fixed ratio)
McClatchy shares (fixed ratio)
$2.7 billion in cash
$2.7 billion in cash

Transaction Summary
Transaction Summary
Transaction Value
Transaction Value
Adjusted Transaction Value
Adjusted Transaction Value
$6.5 billion
$6.5 billion
$1.8 billion of McClatchy
$1.8 billion of McClatchy
stock issued (27%)
stock issued (27%)
$4.7 billion of cash and
$4.7 billion of cash and
assumed debt (73%)
assumed debt (73%)
$6.0 billion, assuming $500
$6.0 billion, assuming $500
million in value for off balance
million in value for off balance
sheet assets
sheet assets

Implied Transaction Multiples
Implied Transaction Multiples
2005 EBITDA Multiple
2005 EBITDA Multiple
2005 EBITDA Multiple with synergies
2005 EBITDA Multiple with synergies
(1) (1)
2006 EBITDA Multiple with synergies
2006 EBITDA Multiple with synergies
(1) (1)
2006
2006
EBITDA
EBITDA
Multiple after
Multiple after
divestitures
divestitures
and  synergies
and  synergies
(1)(2) (1)(2)
9.5x
9.5x
Note:  Assumes $500 million valuation for off balance sheet assets.
Note:  Assumes $500 million valuation for off balance sheet assets.
ts.
(1) Assumes $60 million of full year synergies. (1) Assumes $60 million of full year synergies.
(2) Final multiple dependent on execution of divestitures. (2) Final multiple dependent on execution of divestitures.
8.7x
8.7x
8.4x
8.4x
9.0x –
9.0x –
9.5x
9.5x

Pro Forma Leverage
Pro Forma Leverage
$3.75 billion fully committed credit
$3.75 billion fully committed credit
facilities
facilities
LTM leverage at closing of 4.8x
LTM leverage at closing of 4.8x
Pro forma for divestitures leverage will be
Pro forma for divestitures leverage will be
under 4.0x
under 4.0x
Investment grade credit profile
Investment grade credit profile
Strong, stable free cash flow
Strong, stable free cash flow
Healthy delevering over time
Healthy delevering over time

Expected Timeline to
Expected Timeline to
Completion
Completion
Hart-Scott-Rodino filing with DOJ
Hart-Scott-Rodino filing with DOJ
File S-4 Proxy statement
File S-4 Proxy statement
Special Shareholders Meeting
Special Shareholders Meeting
Anticipated closing date
Anticipated closing date
Action
Action
End of March
End of March
Early –
Early –
Mid April
Mid April
Mid June
Mid June
Summer 2006
Summer 2006
Date
Date

New McClatchy Highlights
New McClatchy Highlights
Acquisition as structured fits our exacting criteria
Acquisition as structured fits our exacting criteria
Focus on high growth markets
Focus on high growth markets
Strongly accretive to free cash flow and growth
Strongly accretive to free cash flow and growth
Maintain strong balance sheet and investment grade profile
Maintain strong balance sheet and investment grade profile
Opportunity to enhance newspaper operations
Opportunity to enhance newspaper operations
Adds attractive internet assets
Adds attractive internet assets
Grows our core business –
Grows our core business –
print and online local
print and online local
information
information

33 Q+A Q+A

McClatchy McClatchy

McClatchy plans to file with the SEC a Registration Statement on Form
S-4
in connection with the transaction, and McClatchy and Knight Ridder plan to file with the SEC and mail to their respective stockholders an Information Statement/Proxy Statement/Prospectus in connection with the transaction.  The Registration Statement and the Information Statement/Proxy Statement/Prospectus will contain important information about
McClatchy, Knight Ridder, the transaction and related matters.  Investors and security holders are urged to read the Registration Statement and the
Information Statement/Proxy Statement/Prospectus carefully when they are available. Investors and security holders will be able to obtain free copies of the Registration Statement and the Information Statement/Proxy Statement/Prospectus and other documents filed with the SEC by
McClatchy and Knight Ridder through the web site maintained by the SEC at www.sec.gov.  In addition, investors and security holders will be able to obtain free copies of the Registration Statement and the Information Statement/Proxy Statement/Prospectus when they become available from
McClatchy by contacting Investor Relations at www.mcclatchy.com, by mail to 2100 Q Street, Sacramento, CA 95816 or by telephone at 916-321-
1846 or from Knight Ridder by contacting Investor Relations at  www.knightridder.com, by mail to Suite 1500, 50 W. San Fernando St., San Jose,
CA 95113 or by telephone at 408-938-7838.
McClatchy and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Knight
Ridder in connection with the transaction described herein.  Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the Information Statement/Proxy Statement/Prospectus described above.  Additional information regarding these directors and executive officers is also included in McClatchy’s proxy statement for its 2005 Annual Meeting of Stockholders, which was filed with the SEC on or about March 28, 2005. This document is available free of charge at the SEC’s web site at www.sec.gov and from
McClatchy by contacting Investor Relations at www.mcclatchy.com, by mail to 2100 Q Street, Sacramento, CA 95816 or by telephone at 916-321-
1846.
Knight Ridder and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of
Knight Ridder in connection with the transaction described herein.  Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the Information Statement/Proxy Statement/Prospectus described above.  Additional information regarding these directors and executive officers is also included in Knight Ridder’s proxy statement for its 2005 Annual Meeting of
Stockholders, which was filed with the SEC on or about March 24, 2005.  This document is available free of charge at the SEC’s web site at
www.sec.gov and from Knight Ridder by contacting Investor Relations at www.knightridder.com, by mail to Suite 1500, 50 W. San Fernando St.,
San Jose, CA 95113 or by telephone at 408-938-7838.
Important Additional Information
Important Additional Information
Will be Filed with the SEC
Will be Filed with the SEC